 EXHIBIT 3.1.3

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF CHINA BIOPHARMA, INC.

China Biopharma, Inc, a corporation organized and existing under the laws of the State of Delaware does hereby certify as follows:

1. The name of the corporation is CHINA BIOPHARMA, INC. (the “Corporation”):

2. The Certificate of Incorporation of the Corporation is hereby amended by amending  in its entirety the first paragraph of Article FOURTH thereof as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is Seven Hundred One Million (701,000,000) which shall consist of (i) Seven Hundred Million (700,000,000) shares of common stock, $.0001 par value per share (the “Common Stock”), and (ii) One Million (1,000,000) shares of preferred stock, $.0001 par value per share (the “Preferred Stock”).”

3. In accordance with Section 242 of the Delaware General Corporation Law: (i) the amendment to the Certificate of Incorporation herein certified has been duly adopted and approved by the unanimous written consent of the Board of Directors of the Corporation dated March 18, 2008 in accordance with Section 141(f) of the Delaware General Corporation Law and (ii) the amendment to the Certificate of Incorporation herein certified has been duly adopted and approved by the written consent of at least a majority of the outstanding shares of Common Stock dated March 27, 2008 in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Chief Executive Officer on this 11th day of June, 2008.

CHINA BIOPHARMA, INC.

By: /s/ Peter Wang
Name: Peter Wang
Title: Chief Executive Officer